United States securities and exchange commission logo





                              March 6, 2023

       Jay Puchir
       Chief Executive Officer
       White River Energy Corp.
       609 W/ Dickson St., Suite 102 G
       Fayetteville, AR 72701

                                                        Re: White River Energy
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 17,
2023
                                                            File No. 333-268707

       Dear Jay Puchir:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed February 17, 2023

       Prospectus Summary
       Planned Acquisition of a Broker-Dealer, page 1

   1. We note your revised disclosure in response to prior comment 1 indicates that your acquisition of a
broker-dealer may result in a change of control. Please revise to discuss whether the acquisition
and any related transactions will result in a change of control and the potential material
consequences and implications of any such event for shareholders.
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
March      NameWhite River Energy Corp.
       6, 2023
March2 6, 2023 Page 2
Page
FirstName LastName
Risk Factors
We have significant ongoing capital requirements that could affect our operations if we are unable to generate sufficient cash..., page 7

2. We note your response to prior comment 2. Please revise your disclosure to clarify that
         "vertically integrated" means that your exploration and drilling initiatives are primarily conducted in-house, other than (i) wire line services to obtain exploratory data, (ii)
         concrete procurement and installation at well sites, and (iii) seismic and geophysical service.
Pro Forma Financial Statements
Other Transaction Adjustments, page 33

3. We note that you have revised your disclosures in response to prior comment 7 although plans concerning the conversion of the Series A preferred shares remain unclear. Please further expand your disclosure to include your expectation regarding the date these shares will be converted to common shares and a description of any uncertainties, as may include conditions or approvals that have not been met or received. Management Adjustments, page 34

4. We note that you have revised your disclosures under this section in response to prior comment 8, although have retained one management adjustment, although it is unclear how the item meets the criteria of representing the effect of synergies or dis-synergies of the acquisition, i.e. having conducted a reverse merger with a shell entity.

         If you are able to demonstrate compliance in this regard, you would need to expand your disclosures on page 35 to include, for each period presented, reconciliations of pro forma earnings per share, giving effect to your management adjustment, to comply with Rule 11-
         02(a)(7)(ii)(A) of Regulation S-X. Otherwise, tell us how you considered the item relative to the guidance pertaining to autonomous entity adjustments, as described in Rule 11-
         02(a)(6)(ii) of Regulation S-X, and if you believe this would be an appropriate characterization, revise to follow the applicable presentation guidance.

         If the item does not meet either criteria, you may retain a discussion of the arrangement though should remove the associated pro forma illustration.

The Spin-Off, page 37

5. We note your response to prior comment 9. Please expand your disclosure here and elsewhere to disclose that you currently do not anticipate entering into any agreements in connection with the spin-off. In addition, please include risk factor disclosure discussing potential risks related to the fact that you may not have any agreement governing the relationship and respective rights and obligation between you and White River after the
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
March      NameWhite River Energy Corp.
       6, 2023
March3 6, 2023 Page 3
Page
FirstName LastName
         spin-off.
Selling Stockholders, page 46

6.       We note your response to prior comment 10 and reissue it in part.
Please revise
         the selling stockholder table to disclose the number of warrants owned by each selling stockholder prior to the offering and the number of warrants to be offered by each selling stockholder in the offering, or advise.
Business
Key Developments, page 50

7. We note that you provided incremental disclosures in response to prior comment 22 although you did not fully address the disclosure request. Please further expand your disclosures under Key Developments to include details responsive to the following points.

                Describe the circumstances under which White River Holdings Corp. was acquired by Fortium Holdings Corp. on March 20, 2020, along with Shamrock Upstream
              Energy LLC, in exchange for $8 million; and the circumstances under which both entities were in turn, on the same date, sold by Fortium Holdings Corp., along its subsidiaries Banner Midstream Corp., Pinnacle Frac Transport LLC, and Capstone
              Equipment Leasing LLC, to Ecoark Holdings Corp., as reported on page F-6 of your
              Form 10-K for the fiscal year ended December 31, 2021.

                Describe the nature and extent of operations of White River Holdings Corp. when previously acquired and sold, the rationale for the March 2020 purchase by Fortium
              Holdings Corp., the nature of its activities while held by Ecoark Holdings Corp., its significance relative to the other subsidiaries in the earlier transaction, and the reasons that shares of Ecoark Holdings Corp. received in exchange were distributed to the former owners of Banner Midstream Corp.
Properties
Oil and Natural Gas Reserves, page 58

8. Your presentation on this page incudes a total of $4,849,323 that is labeled as both
         Standardized Measure of Discounted Future Net Cash Flows and PV-10. If your calculations of the standardized measure and PV-10 are the same, add a footnote to your presentation to clarify this and to explain why this is the case. Alternatively, if your calculations of the standardized measure and PV-10 are different, revise your presentation to include both values, together with a reconciliation and explanation of the reason for the difference between them. Note that this comment also applies to the presentation as of
         March 31, 2022 appearing on page 59.
9. The amounts presented as estimated future net cash flows, 10% annual discount for estimated timing of cash flows and standardized measure of discounted future net cash
 Jay Puchir
White River Energy Corp.
March 6, 2023
Page 4
         flows on page 58 do not appear to agree to corresponding amounts appearing on page F-
         22. Revise your presentation to resolve these discrepancies or to clearly explain the reasons for the differences. Note that this comment also applies to the presentation as of
         March 31, 2021 appearing on page 59.
Drilling and Other Exploratory Activities, page 61

10. We have read your response to prior comment 17 and note the additional disclosure on page 61 of Amendment No. 2 of two net productive wells drilled in FY2022 and three net productive wells drilled in FY 2021; however, these wells should be further categorized as either exploratory or development wells. We also note in your response to prior comment
         36 that the Company incurred exploration costs in FY 2022 and development costs in FY
         2021. Please revise your disclosure according to the requirements in
Item 1205 of
         Regulation S-K.
Productive Wells, page 61

11. We note your response to prior comment 19 provided additional disclosure of your gross/net developed and undeveloped acreage, but the Well Category table on page 61 of
         Amendment No. 2 was not revised to provide a gross and net break-out of your productive oil and gas wells. Please expand this table according to the requirements in Item 1208 of
         Regulation S-K.
12. We have read your response to prior comment 21 and note the added statement on page 61
         of Amendment No. 2    All of the wells, with the exception of the
plugged and abandoned
         wells and the inactive dry-hole well, are mechanically capable of
producing.    Please
         expand this sentence to include wording which qualifies how the wells are capable of
         production, e.g.    with additional capital expenditures.
Description of Our Securities, page 84

13. Please expand to discuss whether your exclusive forum provision applies to actions arising under the Exchange Act. In that regard, we note that Section 7(a) of your Articles of Incorporation and your disclosure on page 27 reflect that your exclusive forum provision excludes claims under the Exchange Act.
Audit Opinion, page F-2

14. We note that although you made substantive changes to the audited financial statement in
FirstName LastNameJay Puchir
       response to prior comments, the audit opinion continues to be dated October 28, 2022, as
Comapany
       in theNameWhite    River Energy
              prior amendment.          Corp.
                                  You will  need to obtain an audit of the
restated financial
       statements  or
March 6, 2023 Page 4 the corrections and file a corresponding updated or dual-dated audit opinion.
FirstName LastName
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
March      NameWhite River Energy Corp.
       6, 2023
March5 6, 2023 Page 5
Page
FirstName LastName
Annual Financial Statements
Note 14 - Related Party Transactions, page F-19

15. Please expand your disclosure to clarify the nature of the $13.2 million operating cash inflow from the parent that you report on F-6, including details as necessary to understand how your classification is consistent with the guidance in FASB ASC 230-10-45-16.
16. Please expand your disclosure stating that "Ecoark issued 1,789,041 shares of its common stock to the Company and assumed approximately $ 11,774,455 in debt and lease liabilities of the Company" to explain how the transaction was reflected in your financial statements, also to include the reasons for issuing the shares and to explain how you have accounted for the shares in subsequent periods.
Estimated Quantities of Proved Reserves (MBbl), page F-21

17. We have read your response to prior comment 34 and reviewed the expanded table of
         Estimated Quantities of Net Proved Reserves     Proved Developed,
Producing on page F-
         22 of Amendment No. 2. We note Production for both FY 2022 and FY 2021 are included as positive volumes. Please revise the table to include production as negative and to address any additional changes necessary to reconcile the year to year ending volumes.
Results of Operations, page F-21

18. We have read your response to prior comment 36 and reviewed the revised table of costs incurred on page F-22 of Amendment No. 2. Please further revise the table to include the appropriate units, e.g. $.
Supplemental Information on Oil and Gas Producing Activities (Unaudited) Change in Standardized Measure of Discounted Future Net Cash Flows, page F-22

19. The amounts included in the line item Revisions of Previous Quantity Estimates in your presentation of changes in standardized measure of discounted future net cash flows appear to reverse the entire prior year ending standardized measure. Note that this line item should reflect only the net change due to revisions in quantity estimates during the year, stated at prices used in estimating proved oil and gas reserves and year-end costs.
         See FASB ASC paragraph 932-235-50-35.
Interim Financial Statements
Note 14 - Related Party Transactions, page F-48

20. We note that you have revised your equity presentation in response to prior comments 39 and 40, although you now include disclosure on page F-48 stating that all amounts due to
         Ecoark were exchanged for 1,200 Series A preferred shares and classified as a capital transaction with the adjustment to additional paid in capital as they were from a related party. The total reclassified to additional paid in capital was $28,953,510, effective with
         issuance of the 1,200 Series A.    We note similar disclosures on
pages F-3, F-5, F-23 and
 Jay Puchir
FirstName
White RiverLastNameJay
             Energy Corp.Puchir
Comapany
March      NameWhite River Energy Corp.
       6, 2023
March6 6, 2023 Page 6
Page
FirstName LastName
         F-25 stating that       amounts due to Ecoark Holdings, Inc. were
exchanged for the Series
         A Preferred shares   .

         Please revise your disclosures to differentiate between the exchange that occurred in completing the reverse merger, and the revisions that were necessary to reclassify the intercompany accounts in the carve-out presentation in preparation for the spin-off, to resolve the apparent inconsistencies with the disclosures referenced above. Please also revise your annual and interim financial statements to include the error correction disclosures prescribed by FASB ASC 250-10-50-7, concerning the revisions that are reflected in the more recent financial statements, in contrast to the financial statements covering the same periods that were previously filed.
21. We note that you continue to refer to the 1,200 Series A preferred shares as having a value of $30,000,000 on page 32, in a manner that is not consistent with having applied reverse merger accounting. Please revise this disclosure and any similar commentary elsewhere in the filing as necessary to clarify that the Series A shares are reflected in your historical financial statements in place of the equity instruments held by Ecoark Holdings, Inc. on a historical cost basis.

         Also expand your disclosure to quantify the historical cost basis on the date of the merger and to describe the various intercompany accounts that you have reclassified in deriving that amount, including specifying any amounts that are deemed to have been permanently contributed by Ecoark Holdings, Inc.
Exhibits

22.      Please file an executed version of Exhibit 5.1.
General

23. We note your reference on page ii to the Private Securities Litigation Reform Act of
         1995. Please note that the safe harbors provided by the Private Securities Litigation
         Reform Act of 1995 are not available for issuers of penny stock. In that regard, we note
         you disclose on page 24 that your common stock is a    penny stock.
Please revise or
         advise.
24. We note your response to prior comment 49, including revisions to your fee table. We further note that there still appear to be inconsistencies as between your prospectus, legal opinion, and fee table with regard to the total number of shares of common stock being registered, and the total number of shares of common stock issuable upon conversion of
         outstanding shares of the Company   s Series C Convertible Preferred
Stock held by the
         Selling Stockholders. Please revise or advise.
25. We note your response to prior comment 51 states that you do not believe the exclusive forum provision in the securities purchase agreement filed as Exhibit
10.8 applies to
         claims under the Securities Act or the Exchange Act. Please revise your disclosure to
 Jay Puchir
White River Energy Corp.
March 6, 2023
Page 7
      explicitly state that this provision does not apply to actions arising under the Securities
      Act or Exchange Act.
26. We continue to assess your response to prior comment 53 and may have further comments.
        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
(202) 551-4727 with questions regarding the engineering comments. Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-
3763 with any other questions.



                                                             Sincerely,
FirstName LastNameJay Puchir
                                                             Division of
Corporation Finance
Comapany NameWhite River Energy Corp.
                                                             Office of Energy &
Transportation
March 6, 2023 Page 7
cc:       Michael D. Harris, Esq.
FirstName LastName